UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

NUVEEN BUILD AMERICA BOND OPPORTUNITY FUND

Name of Issuer

Common Stock

Title of Class of Securities

67074Q102

CUSIP Number

November 24, 2014

Date of Event that Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 67074Q102

1	Name of reporting person: I.R.S. Identification No. of Above Person: University of Minnesota Foundation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Minnesota
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 401,576
	6	Shared voting power 0
	7	Sole dispositive power 401,576
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 401,576
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 5.6%
12	Type of reporting person OO

Item 1.

(a)	Name of Issuer

The name of the issuer is Nuveen Build America Bond Opportunity Fund

(b)	Address of the Issuer’s Principal Executive Offices

333 West Wacker Drive

Chicago, IL 60606

Item 2.

(a)	Name of Person Filing

University of Minnesota Foundation

(b)	Address of Principal Business Office, or, if none, Residence

45 S. Seventh Street, Suite 2650

Minneapolis, MN 55402

(c)	Citizenship

Minnesota

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

67074Q102

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

As of November 24, 2014, University of Minnesota Foundation held 401,576 shares of Nuveen Build America Bond Opportunity Fund stock.

(b)	Percent of class

Based on 7,205,250 shares of the Issuer’s common stock outstanding as of November 24, 2014 as reported on the third quarter fact sheet issued by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc., the University of Minnesota Foundation may be deemed to be the beneficial owner of 5.6% of the Issuer’s common stock.

(c)	The Reporting Person has the power to vote or dispose of the numbers of shares as follows:

(i)	Sole power to vote or direct the vote.

University of Minnesota Foundation may be deemed to have the sole power to vote or direct the vote of 401,576 shares of common stock based on ownership.

(ii)	Shares power to vote or direct the vote.

N/A

(iii)	Sole power to dispose or to direct the disposition of.

University of Minnesota Foundation may be deemed to have the sole power to dispose or direct the disposition of 401,576 shares of common stock.

(iv)	Shared power to dispose or direct the disposition of.

N/A

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent of a Class on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of the Group.

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015	University of Minnesota Foundation By University of Minnesota Foundation Investment Advisors Its Agent and Attorney-in-Fact

	By:	/s/ Douglas J. Gorence

	Its:	President & CIO